SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Reports its Financial Results for Q1/2007

—	Revenue Increased 17.2% to Record $11.3 million over Q1 2006

—	Gross Profit Increased 12.2% to $4.1 million over Q1 2006

Givatayim, Israel -May 17th, 2007. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR; Tel-Aviv Stock Exchange: PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, reports its financial results for the first quarter of 2007.

During recent months, Pointer’s management efforts were focused on acquiring new technologies and expanding activities in territories of operation. These involved two M&A transactions announced in March 2007 and the raising of approximately $13 million in order to finance these deals.

Financial Highlights:

Revenues: Pointer’s revenues for the first quarter of 2007 increased by 17.2%, to $11.3 million from $9.7 million, in the comparable period in 2006. The increase is in line with Pointer’s internal growth plan. International activities were 10% of total revenue compared to 6.3% in the comparable period in 2006.

Gross Profit: For the first quarter of 2007, gross profit increased 12.2% to $4.1 million from $3.6 million in Q1 2006. As a percentage of revenues, gross profit is approximately 36% in Q1 2007, as compared to approximately 37% in the same period in 2006. Gross margin decreased mainly as a result of increased demand for cellular/GPS solutions, where the company currently sells third party solutions.

Operating Profit: Pointer reports a $0.95 million operating profit for the first quarter of 2007, compared to an operating profit of $0.98 million for the first quarter of 2006.

Minority share: Pointer reports the minority interest which has been attributed to Shagrir shareholders since Q4 2006. For the first quarter of 2007, Pointer reports a $434 thousand minority share, compared to zero in the first quarter of 2006.

Net loss: Pointer recorded a loss of $180 thousand during the first quarter of 2007, as compared to a net profit of $21 thousand in the first quarter of 2006. Net loss in the first quarter of 2007 was due mainly to lower gross margins. Excluding amortization of $415 thousand and non-cash taxes on income of $182 thousand, Pointer would have presented net income of $417 thousand in Q1 2007.

Cash Flow: Pointer recorded net cash provided by operating activities of $1.7 million in the first quarter of 2007 compared to $0.8 million in the comparable period in 2006.

Total Shareholder’s Equity increased during the first quarter of 2007 to $21.6 million, mainly as a result of the funds raised from a previously reported PIPE in Israel.

Danny Stern, Pointer CEO, said: “During recent months we have focused our attention on achieving the acquisitions announced in March 2007 and on completing private placements in which high-quality long-term shareholders invested in the company.

In Argentina we acquired 2 portfolios of SVR companies. These have already yielded 20% subscription growth”, concluded Mr. Stern.

Conference Call Information:

Pointer’s management will host two conference calls with the investment community today, May 17st, 2007.

The Hebrew conference call will start at 16:00 Israel time (GMT +2, 9:00 EST)

The English conference call will start at 10:00 EST (17:00 Israel time)

To listen to the conference calls, please dial:
From USA: +1-888-281-1167
From Israel: 03-918-0688

A replay of the conference call will be available through May 18th, 2007 on the Company’s website at www.pointer.com.

About Pointer Telocation:

Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2007	December 31, 2006
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,361	$5,850
Trade receivables, net	9,791	8,315
Other accounts receivable and prepaid expenses	1,082	557
Inventories	1,027	1,447

Total current assets	18,261	16,169

LONG-TERM ASSETS:
Long-term accounts receivable	204	183
Severance pay fund	3,931	3,794
Property and equipment, net	7,794	7,346
Goodwill	39,174	38,707
Other intangible assets, net	8,435	8,612
Deferred income taxes	1,615	1,588

Total long-term assets	61,153	60,230

Total assets	$79,414	$76,399

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31, 2007	December 31, 2006
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$11,067	$11,801
Trade payables	5,790	5,378
Deferred revenues and customer advances	8,669	6,584
Other accounts payable and accrued expenses	3,831	4,091

Total current liabilities	29,357	27,854

LONG-TERM LIABILITIES:
Long-term loans from banks	15,120	15,833
Long-term loans from shareholders	296	280
Long-term loans from others	6,639	7,210
Accrued severance pay	4,743	4,650

	26,798	27,973

MINORITY INTEREST	1,685	1,142

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value:
Authorized - 8,000,000 shares at March 31, 2007 and
December 31, 2006, respectively; Issued and outstanding -
3,222,875 shares at March 31, 2007 and December 31, 2006,
respectively	2,439	2,140
Additional paid-in capital	108,192	103,880
Receipt on account of shares	-	2,586
Accumulated other comprehensive income	397	98
Accumulated deficit	(89,454)	(89,274)

Total shareholders' equity	21,574	19,430

Total liabilities and shareholders' equity	$79,414	$76,399

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31, 2006
	2007	2006
	Unaudited

Revenues:
Products	$2,949	$1,952	$9,701
Services	8,396	7,725	32,211

Total revenues	11,345	9,677	41,912

Cost of revenues:
Products	1,906	1,272	5,602
Services	5,369	4,778	20,786

Total cost of revenues	7,275	6,050	26,388

Gross profit	4,070	3,627	15,524

Operating expenses:
Research and development, net	332	256	1,170
Selling and marketing	1,112	811	3,927
General and administrative	1,260	1,123	4,749
Amortization of intangible assets	415	459	1,740

Total operating expenses	3,119	2,649	11,586

Other income net	-	-	(1,292)
Impairment of long lived assets	-	-	372

Operating income	951	978	4,858
Financial expenses, net	525	778	2,577
Other income, net	10	6	14

Income before taxes on income	436	206	2,295
Taxes on income	182	185	82

Net income before minority interest	254	21	2,213
Minority interest	434	-	1,044

Net income (loss)	$(180)	$21	$1,169

Basic and diluted net earnings (loss) per share	$(0.06)	$0.01	$0.39

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Receipts on account of shares	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2006	2,479,020	$1,680	$100,707	$(1)	$-	$(1,138)	$(90,443)		$10,805

Deferred stock-based compensation	-	-	(1)	1	-	-	-		-
Stock-based compensation expanses	-	-	153	-	-	-	-		153
Exercise of warrants and stock options	743,855	460	3,021	-	-	-	-		3,481
Receipt on account of shares	-	-	-	-	2,586	-	-		2,586
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	-	1,236	-	$1,236	1,236
Net income	-	-	-	-	-	-	1,169	1,169	1,169

Total comprehensive income								$2,405

Balance as of December 31, 2006	3,222,875	2,140	103,880	-	2,586	98	(89,274)		19,430

Issuance of shares	-	299	1,554	-	-	-	-		1,853
Stock-based compensation expanses	-	-	172	-	-	-	-		172
Receipt on account of shares	-	-	2,586	-	(2,586)		-		-
Comprehensive income:
Foreign currency translation adjustments	-	-		-	-	299	-	$299	299
Net loss	-	-		-	-	-	(180)	(180)	(180)

Total comprehensive income								$119

Balance as of March 31, 2007 (unaudited)	3,222,875	$2,439	$108,192	$-	$-	$397	$(89,454)		$21,574

Balance as of January 1, 2006	2,479,020	$1,680	$100,707	$(1)	$-	$(1,138)	$(90,443)		$10,805

Deferred stock-based compensation	-	-	(1)	1	-	-	-		-
Amortization of deferred stock-based compensation	-	-	35	-	-	-	-		35
Exercise of warrants and options	490,918	315	1,846	-	-	-	-		2,161
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	(146)	-	$(146)	(146)
Net income	-	-	-	-	-	-	21	21	21

Total comprehensive loss								$125

Balance as of March 31, 2006 (unaudited)	2,969,938	$1,995	$102,587	$-	$-	$(1,284)	$(90,422)		$12,876

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31, 2006
	2007	2006
	Unaudited

Cash flows from operating activities:

Net income (loss)	$(180)	$21	$1,169
Adjustments required to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation and amortization	1,194	1,281	5,983
Accrued interest and exchange rate changes of
convertible debenture and long-term loans	(14)	170	137
Accrued severance pay, net	(54)	(102)	(166)
Gain from sale of property and equipment, net	(80)	(138)	(567)
Amortization of deferred stock-based compensation	172	35	153
Increase in minority interest	543	-	1,142
Increase in trade receivables, net	(1,334)	(1,984)	(1,167)
Decrease in other accounts receivable and prepaid expenses	(536)	(439)	(36)
Decrease (increase) in inventories	118	320	(432)
Write-off of inventories	-	-	69
Increase in deferred income taxes	-	-	(1,588)
Decrease (increase) in other long-term accounts receivable	(1)	9	60
Increase in trade payables	325	232	1,049
Increase (decrease) in other accounts payable and accrued expenses	1,558	1,408	(400)

Net cash provided by operating activities	1,711	813	5,406

Cash flows from investing activities:

Purchase of property and equipment	(820)	(436)	(2,277)
Proceeds from short-term bank deposits	-	-	-
Proceeds from sale of property and equipment	254	216	-
Proceeds from realization of investment in subsidiary	-	-	1,026

Net cash used in investing activities	(566)	(220)	(1,251)

Cash flows from financing activities:

Receipt of long-term loans from banks	-	-	2,243
Repayment of long-term loans from banks	(500)	(394)	(2,949)
Receipt of long-term loans from shareholders and others		95	131
Repayment of long-term loans from others	(656)	(521)	(4,529)
Proceeds from issuance of shares and exercise of warrants, net	1,853	2,161	6,067
Short-term bank credit, net	(1,350)	(1,026)	(973)

Net cash provided by (used in) financing activities	(653)	315	(10)

Effect of exchange rate on cash and cash equivalents	19	25	9

Increase in cash and cash equivalents	511	933	4,154
Cash and cash equivalents at the beginning of the period	5,850	1,696	1,696

Cash and cash equivalents at the end of the period	$6,361	$2,629	$5,850

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: May 17, 2007